SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 15, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc and
The Royal Bank of Scotland plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                  X                                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                                               No                              X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Item
1	Announcement — Statement on disposal of UK Branch-based Business

The Royal Bank of Scotland Group plc
15 October 2012

Statement on disposal of UK Branch-based Business

The Royal Bank of Scotland Group (“RBS”) has received notification from Santander UK that it will be pulling out of its agreed purchase of certain UK branch-based businesses (“the business”).

The business includes 316 branches, broadly comprising the RBS branch business in England and Wales, and the NatWest branch business in Scotland, along with certain SME and corporate activities across the UK.

The sale of the business was mandated by the European Commission in 2009 as a condition of its approval of state aid provided to RBS as part of the recapitalisation by the UK Government. Santander agreed to the purchase in August 2010.

Santander’s decision follows extensive work by both parties to separate the business into a largely standalone form and to prepare the business, customers and staff for transfer. RBS is determined that the decision will have no impact on the service available to customers and will continue to work to fulfil its obligations to the European Commission.

RBS Group Chief Executive Stephen Hester said:

“I can assure all affected customers that there will be no disruption to the service they receive. It is business as usual in all of these branches, and customers don’t need to take any action.

“While this is a profitable part of our business that we would rather not part with, RBS has worked hard to ensure it is substantially separate from our UK branch network and corporate business and largely ready to be taken on by a new owner.

"Much of the heavy lifting associated with a transfer has already been completed, including separating data for 1.8 million customers and putting in place a standalone management team.

“It is of course disappointing that Santander decided to pull out of this transaction, especially for the customers and staff involved. However, RBS’s strong progress in our restructuring plans means we can continue to provide a stable home for this business and its customers pending a further resolution.

“RBS will commence a new process of disposal following discussion with the EC and will provide a further update on this in due course.”

NOTES TO EDITORS

Overview of the Divested Business

The business is an increasingly strong standalone operation with an attractive balance sheet mix and risk weighted assets of £10.3bn, around 2% of the Group’s RWA. Since the start of 2012, it has reported:

•	Contribution of 3% of Core RBS Group income in H1 2012

•	Cumulative operating profit of £665m since the beginning of 2010, equivalent to 4% of RBS’s Core operating profit

•	H1 2012 operating profit of £186m

•	Strong balance sheet with loan-to-deposit ratio of 86% at June 2012, compared to 92% for Core RBS

•	£21.7bn in customer deposits

•	316 branches comprising 311 RBS branches in England and Wales and 5 NatWest branches in Scotland. Total RBS and NatWest UK branch network is 2,196

Progress towards divestment

The vast majority of work to separate the business from the retained RBS business is complete, in accordance with EC requirements:

•	Independent management team

•	More than 98% of the customers have been moved to new Sort Codes and Account Numbers

•	Staff have been moved to separate buildings

•	New Debit and Credit Cards have been issued to all customers

•	Separate Internet Banking Channels have been created

•	Dedicated Call Centre support has been set up with separate phone numbers for customers

Progress on other state aid obligations

RBS has made excellent progress towards meeting its EC obligations.

RBS has either completed of made significant progress on the other EC mandated disposals:

•	Global Merchant Services by Dec 2013

•	RBS Sempra by Dec 2013

•	Direct Line Group: loss of control required by FY13, full exit required by FY14. First tranche of IPO completed in October 2012

RBS is also compliant with the following EC State Aid conditions:

•	No restarting of Non-Core activities until Dec 2014

•	GBM no higher than 5th in Global All Debt rankings

•	No discretionary coupons on hybrid capital until May’12 for RBS plc and April’13 for RBS N.V.

For further information please contact:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

RBS Group Media Relations
+44 (0) 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2012

THE ROYAL BANK OF SCOTLAND GROUP PLC (Registrant)

By:	/s/ Alan Ewing Mills
Name: Alan Ewing Mills
Title: Assistant Secretary

THE ROYAL BANK OF SCOTLAND PLC (Registrant)

By:	/s/ Alan Ewing Mills
Name: Alan Ewing Mills
Title: Assistant Secretary